                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on September 21, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  September 21, 2006

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

              G. WILLI-FOOD INTERNATIONAL LTD. ANNOUNCES SIGNING OF
                 AGREEMENTS FOR $10.0 MILLION PRIVATE PLACEMENT
                                    FINANCING

YAVNE, ISRAEL, SEPTEMBER 21, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC; the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it has entered into agreements with institutional investors for the private placement of approximately 1,653,000 ordinary shares of G. Willi-Food International Ltd. at a price of $6.05 per share for gross proceeds of approximately $10.0 million, before payment of placement agent commissions and other offering expenses. The financing is expected to close during the next ten to 15 days.

As part of the transaction, investors will receive warrants to purchase approximately 496,000 additional shares at an exercise price of $8.00 per share.
The warrants will remain exercisable for a period of three years from the closing of the financing. The warrants will be subject to call at the option of the Company, if among other things, following one year from the closing the registration statement is effective and the volume weighted average trading price of the Company's common stock is $16.00 or higher for 20 consecutive trading days.

Because the agreement requires certain obligations be met before closing, there can be no assurances that the transactions contemplated by the Securities
Purchase Agreement and described herein will close on the terms described herein, if at all.

The securities to be issued by G. Willi-Food International Ltd. in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration under the Securities Act and applicable state securities laws or an applicable exemption from those registration requirements. G. Willi-Food International Ltd.
has agreed to file a registration statement with the Securities and Exchange
Commission to register the resale of the shares of common stock issued in the private placement, as well as the shares of common stock issuable upon the exercise of the warrants issued in the private placement.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com